Rule 3.8A

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Name of entity                                                                                                                 ABN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.

Date that an Appendix 3C or the last Appendix 3D was given to ASX	13 June 2001

Information about the change

Complete each item for which there has been a change and items 9 and 10.
	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back
2 Name of broker who will act on the company's behalf

3 Deleted 30/9/2001

4 If the company intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.

	Up to 186,000,000 shares in the event of the merger with Billiton Plc proceeding.	Up to 186,000,000 shares less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001.

	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

If the company intends to buy back a maximum number of shares - the number remaining to be bought back

6.If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

7. If the company intends to buy back shares if conditions are met - those conditions
All buy-backs
8. Any other change

9. Reason for change

Revision of the program to take account of BHP Billiton Plc shares purchased by Nelson Investment Limited which in turn may be bought back by BHP Billiton Plc and cancelled by that entity or placed in the market by Nelson Investment Limited.

10. Any other information material to a shareholder's decision whether to accept the offer (eg details of any proposed takeover bid)

Compliance statement
  The company is in compliance with all Corporations Act requirements relevant to this buy-back.
  There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:                                      Date: 7 November 2001

                 (Company Secretary)

Print name: Karen J Wood

BHP Billiton Limited ABN 49 004 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

The BHP Billiton Group is headquartered in Australia